SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 30, 2006.

Unilens Vision Reports $0.35 Earnings Per Share for Fiscal Year Ended June 30, 2006

Net Sales Increased 23%, Royalties Rise 18%, and Pretax Income Expands 18% From Prior-Year Levels

          LARGO, Fla., Oct. 30 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported higher sales and earnings before taxes for the fiscal year ended June 30, 2006 (FY2006).

          Net sales, excluding royalty income, increased 23% to approximately $6.1 million in FY2006, compared with net sales of approximately $5.0 million in the previous fiscal year (FY2005).  The sales increase was primarily a result of continued growth in shipments of the Company’s C-Vue multifocal and toric multifocal contact lenses to eye care professionals.  Sales associated with the SoftCon EW and Aquaflex brands that were acquired from CIBA Vision at the end of February 2005 accounted for approximately 11% of the Company’s total net sales during the most recent quarter and twelve months ended June 30, 2006.

          Royalty income for the fiscal year ended June 30, 2006 increased 18% to a record $1,932,942, compared with $1,632,051 in the prior fiscal year.

           FY2006 income before taxes increased 18% to a record $2,018,040, compared with $1,710,687 in the prior fiscal year.  After recording net income tax expense of $421,210, Unilens reported net income of $1,596,830, or $0.35 per diluted share, for the fiscal year ended June 30, 2006.  In FY2005, the Company reported net income of $2,237,787, or $0.50 per diluted share, which included a net income tax benefit of $527,100.

          “We are pleased to report record sales, royalties and pretax income for the year ended June 30, 2006,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “Sales of our multifocal contact lenses continued to increase throughout Fiscal 2006, when compared with prior-year periods, while sales of our more mature lines of conventional contact lenses continued to decline, indicating trends that have been apparent in recent years. Meanwhile, Bausch & Lomb’s sales of multifocal lenses that utilize our proprietary technology also continued to increase, resulting in record royalty income for the Company.”

          For the three months ended June 30, 2006, net sales excluding royalty income, were relatively flat at $1,550,354, versus $1,569,306 for the quarter ending June 30, 2005.  Net sales of the Company’s C-Vue disposable lenses increased by 17% during the fourth quarter of FY2006, while sales of replacement and conventional product lines declined, as expected.

          Royalty income for the three months ended June 30, 2006 decreased slightly to $469,496, compared with $473,627 in the prior-year period. The decrease was attributable to a scheduled 14% reduction in the contractual royalty rate during the quarter, which was largely offset by higher sales of the licensed products.  The next reduction in contractual royalty rate is scheduled to occur in November 2016.

          Income before taxes for the quarter ended June 30, 2006 declined to $490,328, compared with $541,533 in the fourth quarter of FY2005.  After recording net income tax benefits of $164,938, Unilens reported net income of $655,266, or $0.14 per diluted share, for quarter ended June 30, 2006.  This compared with net income of $1,515,118, or $0.34 per diluted share, in the fourth quarter of FY2005, which included net income tax benefits of $973,585.

          “Under the terms of our license agreement with Bausch & Lomb (“B&L”), the rate of royalties we receive per dollar of sales of licensed products decreases upon the occurrence of certain events, and such royalty rate was reduced 14% in the fourth quarter of Fiscal 2006,” continued Vitale. “However, fourth quarter royalties received from B&L declined less than 1%, as the reduction in royalty rate was almost completely offset by continued growth in sales of licensed products.  We are not scheduled for another reduction in the contracted royalty rate for another ten years.”

          “Shortly after the end of our fiscal year, Unilens’ Board of Directors announced plans to begin paying regular quarterly cash dividends to shareholders,” continued Vitale.  “This decision was based on the Company’s strong balance sheet, and projected significant operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings turnaround that has been achieved by management in recent years.  An initial quarterly cash dividend of $0.075 per share is scheduled for payment in November 2006, and future increases in the cash dividend will be considered when the Company’s operating performance supports higher payouts.”

          “Our financial condition at the end of the most recent fiscal year was the strongest in the Company’s history,” noted Michael Pecora, the Company’s Chief Financial Officer.  “After eliminating all of our outstanding debt in the previous fiscal year, we increased our cash position by over 400% to $2.2 million, and our shareholders’ equity rose 28% to more than $7.9 million, during Fiscal 2006.”

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company” Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

           (Note: All financial information in this release is stated in U.S. Dollars.)

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
FOURTH QUARTER AND TWELVE MONTHS - FISCAL 2006
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Twelve Months Ended June 30, 2006	Twelve Months Ended June 30, 2005

Sales	$1,550,354	$1,569,306	$6,110,040	$4,971,577
Cost of sales	795,593	896,343	3,404,831	2,958,252
	754,761	672,963	2,705,209	2,013,325
Expenses	750,376	615,717	2,651,850	1,921,745
Income from operations	4,385	57,246	53,359	91,580
Other items:
Royalty income	469,496	473,627	1,932,942	1,632,051
Other income	9,022	8,597	9,509	7,267
Remeasurement loss	(5,905)	—	(5,905)	—
Interest income (expense)	13,330	2,063	28,135	(20,211)
	485,943	484,287	1,964,681	1,619,107
Income before tax	490,328	541,533	2,018,040	1,710,687
Income tax benefit (expense)	164,938	973,585	(421,210)	527,100
Net income for the period	$655,266	$1,515,118	$1,596,830	$2,237,787
Net income per common share:
Basic	$0.15	$0.36	$0.37	$0.53
Diluted	$0.14	$0.34	$0.35	$0.50
CASH FLOWS Provided (used) by:
Operating activities	$797,374	$421,831	$2,023,906	$1,262,375
Investing activities	(58,118)	(85,637)	(337,348)	(122,470)
Financing activities	0	(310,608)	140,678	(1,235,289)
Increase (decrease) in cash	$739,256	$25,586	$1,827,236	$(95,384)

BALANCE SHEET

	June 30, 2006	June 30, 2005

Cash	$2,195,633	$374,302
Total assets	8,969,222	7,316,946
Current liabilities	997,010	1,082,242
Total liabilities	997,010	1,082,242
Stockholders’ equity	$7,972,212	$6,234,704

SOURCE  Unilens Vision Inc.
          -0-                                        10/30/2006
          /CONTACT:  Michael Pecora, CFO, of Unilens Corp., +1-727-544-2531/
          /Web site:  http://www.unilens.com /
          (UVICF UVI UVI.V)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date October 30, 2006	By	Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President